Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	September 30, 2023	December 31, 2022
Assets
Current
Cash		$0.9	$0.8
Accounts receivable		82.7	82.6
Risk management	7	3.8	6.2
Prepaid expenses and other		16.3	10.7
		103.7	100.3
Non-current
Property, plant and equipment	3	1,893.8	1,857.6
Deferred income tax	11	222.6	246.4
		2,116.4	2,104.0
Total assets		$2,220.1	$2,204.3

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$163.5	$185.6
Current portion of lease liabilities	5	1.9	3.2
Current portion of provisions	6	33.9	34.1
Risk management	7	0.8	-
		200.1	222.9
Non-current
Long-term debt	4	230.7	225.3
Lease liabilities	5	3.7	2.8
Provisions	6	153.1	165.7
Other non-current liabilities		2.3	7.9
Risk management	7	0.1	-
		590.0	624.6
Shareholders’ equity
Shareholders’ capital	9	2,197.5	2,221.9
Other reserves		102.3	101.2
Deficit		(669.7)	(743.4)
		1,630.1	1,579.7
Total liabilities and shareholders’ equity		$2,220.1	$2,204.3

Subsequent event (Note 4, 7 and 9)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

		Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2023	2022	2023	2022

Production revenues	8	$200.4	$210.6	$547.3	$690.8
Processing fees	8	3.4	1.6	10.7	5.5
Royalties		(27.1)	(38.8)	(72.8)	(113.5)
Sales of commodities purchased from third parties		3.4	4.0	13.3	10.8
		180.1	177.4	498.5	593.6

Other income	8	2.1	1.8	5.2	4.9
Government decommissioning assistance	13	-	4.5	(0.4)	15.6
Risk management gain (loss)	7	(0.3)	6.2	8.1	(28.2)
		181.9	189.9	511.4	585.9

Expenses
Operating		46.7	43.5	143.1	127.7
Transportation		11.2	8.7	30.2	25.5
Commodities purchased from third parties		2.9	3.5	11.4	9.2
General and administrative		4.6	4.7	14.6	13.6
Share-based compensation	10	15.0	4.0	18.1	28.9
Depletion, depreciation and impairment	3	55.0	71.1	158.0	164.6
Financing	4	13.2	12.6	37.8	32.9
Risk management loss	7	0.4	-	0.4	-
Foreign exchange loss (gain)		-	(0.1)	-	0.7
Restructuring		-	-	-	2.5
Transaction costs		-	-	-	0.1
Other		0.2	1.2	0.3	1.8
		149.2	149.2	413.9	407.5
Income before taxes		32.7	40.7	97.5	178.4

Deferred income tax expense	11	7.9	-	23.8	-

Net and comprehensive income		$24.8	$40.7	$73.7	$178.4

Net income per share
Basic		$0.31	$0.50	$0.91	$2.18
Diluted		$0.30	$0.48	$0.89	$2.12
Weighted average shares outstanding (millions)
Basic	9	80.9	82.2	81.2	81.9
Diluted	9	83.0	84.5	83.3	84.2

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	Note	2023	2022	2023	2022

Operating activities
Net income		$24.8	$40.7	$73.7	$178.4
Depletion, depreciation and impairment	3	55.0	71.1	158.0	164.6
Financing	4	6.1	3.5	16.8	10.4
Share-based compensation	10	1.9	1.2	6.0	3.6
Unrealized risk management loss (gain)	7	3.6	(7.8)	3.3	(4.2)
Deferred income tax expense	11	7.9	-	23.8	-
Foreign exchange loss (gain)		-	(0.1)	-	0.7
Government decommissioning assistance	13	-	(4.5)	0.4	(15.6)
Decommissioning expenditures	6	(5.3)	(3.5)	(18.9)	(15.8)
Onerous office lease settlements	6	(2.2)	(2.3)	(6.7)	(6.9)
Other		-	1.2	-	1.2
Settlement of RSUs		(0.1)	-	(4.7)	-
Change in non-cash working capital		3.6	21.9	(16.7)	13.9
		95.3	121.4	235.0	330.3
Investing activities
Capital expenditures	3	(45.9)	(74.0)	(192.5)	(217.7)
Property acquisitions	3	(0.5)	(4.3)	(0.6)	(4.6)
Change in non-cash working capital		12.8	31.4	(16.8)	27.1
		(33.6)	(46.9)	(209.9)	(195.2)
Financing activities
Increase (decrease) in long-term debt	4	(40.0)	(148.1)	13.0	(187.5)
Issuance of senior unsecured notes, net of discount	4	-	125.0	-	125.0
Repayment of senior unsecured notes		(5.7)	-	(9.3)	-
Repayment of senior secured notes/PROP limited recourse loan		-	(53.1)	-	(71.6)
Financing fees paid		-	(6.5)	(0.8)	(6.5)
Lease liabilities settlements	5	(1.1)	(1.2)	(3.3)	(3.2)
Exercised compensation plans		0.3	0.2	0.3	1.4
Repurchase of common shares	9	(14.4)	-	(24.9)	-
		(60.9)	(83.7)	(25.0)	(142.4)

Change in cash and cash equivalents		0.8	(9.2)	0.1	(7.3)
Cash and cash equivalents, beginning of period		0.1	9.2	0.8	7.3
Cash and cash equivalents, end of period		$0.9	$-	$0.9	$-

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2023		$2,221.9	$101.2	$(743.4)	$1,579.7
Net and comprehensive income		-	-	73.7	73.7
Share-based compensation	10	-	6.0	-	6.0
Issued on exercise of equity compensation plans	9	0.5	(4.9)	-	(4.4)
Repurchase of shares for cancellation	9	(24.9)	-	-	(24.9)
Balance at September 30, 2023		$2,197.5	$102.3	$(669.7)	$1,630.1

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2022		$2,213.8	$103.2	$(1,553.5)	$763.5
Net and comprehensive income		-	-	178.4	178.4
Share-based compensation	10	-	3.6	-	3.6
Issued on exercise of equity compensation plans	9	8.1	(6.7)	-	1.4
Balance at September 30, 2022		$2,221.9	$100.1	$(1,375.1)	$946.9

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2022. Additionally, these interim consolidated financial statements were prepared using the same accounting policies, with the addition of the policy described in note 2(c), as in the annual consolidated financial statements as at and for the year ended December 31, 2022.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on November 8, 2023.

c) Accounting policy

Share capital

In the first quarter of 2023, the Company received approval from the Toronto Stock Exchange for a normal course issuer bid ("NCIB") and began utilizing the NCIB during the second quarter of 2023. Common shares repurchased and cancelled are accounted for as a reduction in Shareholders' Capital based on the total consideration paid. The total consideration paid includes any commissions or fees paid as part of the transaction.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$10,931.7	$10,528.7
Capital expenditures	192.5	314.8
Property acquisitions	0.6	4.6
Net decommissioning changes	(1.5)	83.6
Balance, end of period	$11,123.3	$10,931.7

Accumulated depletion and depreciation	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$9,079.4	$9,194.6
Depletion and depreciation	154.3	170.4
Impairment	0.8	36.4
Impairment reversal	-	(322.0)
Balance, end of period	$9,234.5	$9,079.4

		As at
Net book value	September 30, 2023	December 31, 2022
Total	$1,888.8	$1,852.3

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$25.8	$24.8
Additions	2.6	1.0
Balance, end of period	$28.4	$25.8

Accumulated amortization	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$20.5	$16.8
Amortization	2.9	3.7
Balance, end of period	$23.4	$20.5

		As at
Net book value	September 30, 2023	December 31, 2022
Total	$5.0	$5.3

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	September 30, 2023	December 31, 2022
Oil and Gas assets/Facilities, Corporate assets	$1,888.8	$1,852.3
Right-of-use assets	5.0	5.3
Total	$1,893.8	$1,857.6

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

At September 30, 2023, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units ("CGUs").

During the first nine months of 2023, we recorded a $0.8 million impairment in our Legacy CGU due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

4. Long-term debt

		As at
	September 30, 2023	December 31, 2022
Syndicated credit facility	$118.0	$105.0

Senior unsecured notes
11.95% $118.4 million, maturing July 27, 2027	118.4	127.6
Total	236.4	232.6
Unamortized discount of senior unsecured notes	(1.8)	(2.3)
Deferred financing costs	(3.9)	(5.0)
Total long-term debt	$230.7	$225.3

Non-current portion	$230.7	$225.3

The Company has a reserve-based syndicated credit facility with an aggregate amount available of $240.0 million. The syndicated credit facility is subject to semi-annual borrowing base redeterminations typically in May and November of each year and currently has a revolving period to May 31, 2024 and a maturity date of May 31, 2025.

At September 30, 2023, the Company had senior unsecured notes outstanding totaling $118.4 million which mature on July 27, 2027. During the third quarter of 2023, the Company re-purchased for cancellation $0.7 million principal amount of senior unsecured notes on the open market at an average price of $993 per $1,000 principal amount, in addition to the Repurchase Offer outlined below. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million (the "Repurchase Offer"), based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The Company completed a Repurchase Offer for $5.0 million in August 2023.

Subsequent to September 30, 2023, the Company re-purchased for cancellation an additional $1.0 million principal amount of senior unsecured notes on the open market at an average price of $1,005 per $1,000 principal amount, resulting in a total of $117.4 million senior unsecured notes currently outstanding.

At September 30, 2023, letters of credit totaling $4.9 million were outstanding (December 31, 2022 – $5.1 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Interest	$7.3	$9.1	$21.0	$22.5
Accretion on decommissioning liability	4.3	2.5	13.1	7.5
Accretion on office lease provision	0.3	0.3	0.8	1.1
Accretion on other non-current liability	-	-	-	0.2
Accretion on discount of senior unsecured notes	0.2	-	0.4	-
Accretion on lease liabilities	0.1	0.1	0.3	0.3
Loss on repurchased senior unsecured notes	0.4	-	0.5	-
Deferred financing costs	0.6	0.7	1.7	2.1
Debt modification	-	(0.1)	-	(0.8)
Financing	$13.2	$12.6	$37.8	$32.9

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$6.0	$8.7
Additions	2.6	1.0
Accretion charges	0.3	0.6
Lease payments	(3.3)	(4.3)
Balance, end of period	$5.6	$6.0

Current portion	$1.9	$3.2
Non-current portion	$3.7	$2.8

6. Provisions

	As at
	September 30, 2023	December 31, 2022
Decommissioning liability	$175.4	$182.3
Office lease provision	11.6	17.5
Total	$187.0	$199.8

Current portion	$33.9	$34.1
Non-current portion	$153.1	$165.7

Decommissioning liability

At September 30, 2023, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2022 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2022 – 10.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At September 30, 2023, the total decommissioning liability on an undiscounted, uninflated basis was $580.2 million (December 31, 2022 - $582.7 million).

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$182.3	$121.6
Net liabilities added (1)	1.0	0.3
Increase (decrease) due to changes in estimates	(2.5)	83.3
Liabilities settled	(18.9)	(18.8)
Government decommissioning assistance	0.4	(15.7)
Accretion charges	13.1	11.6
Balance, end of period	$175.4	$182.3

Current portion	$25.2	$25.4
Non-current portion	$150.2	$156.9

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2022– 6.5 percent) over the remaining life of the lease contracts, extending to January 2025.

Changes to the office lease provision were as follows:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$17.5	$25.6
Decrease due to changes in estimates	-	(0.3)
Settlements	(6.7)	(9.2)
Accretion charges	0.8	1.4
Balance, end of period	$11.6	$17.5

Current portion	$8.7	$8.7
Non-current portion	$2.9	$8.8

7. Risk management

Financial instruments consist of cash, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At September 30, 2023, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At September 30, 2023 and December 31, 2022, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$6.2	$(2.4)
Unrealized gain (loss) on financial instruments:
Oil	-	4.0
Natural gas	(2.9)	4.6
Electricity	(0.4)	-
Total fair value, end of period	$2.9	$6.2

Current asset portion	$3.8	$6.2
Current liability portion	(0.8)	-

Non-current liability portion	$(0.1)	$-

Obsidian Energy had the following financial instruments outstanding as at September 30, 2023. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WCS Differential Swap	1,500 bbl/d	October 2023 - December 2023	($21.20)/bbl	$0.5
WTI Swap	500 bbl/d	October 2023	$121.85/bbl	-
WTI Collar	8,500 bbl/d	October 2023	$115.70/bbl - $124.05/bbl	(0.5)

AECO
AECO Swap	49,929 mcf/d	October 2023	$3.48/mcf	1.6
AECO Swap	26,588 mcf/d	November 2023 - March 2024	$3.47/mcf	1.7

Electricity
Power Swap	120 MWh/d	January - December 2024	$93.95/MWh	(0.4)

Total				$2.9

Subsequent to September 30, 2023, the Company entered into the following additional financial instruments:

	Notional Volume	Remaining Term	Price
Oil
WTI Swap	1,281 bbl/d	October 2023	$119.01/bbl
WTI Swap	1,083 bbl/d	November 2023	$110.54/bbl
WTI Collar	3,917 bbl/d	November 2023	$112.24/bbl - $117.74/bbl

Electricity
Power Swap	24 MWh/d	January - December 2024	$87.25/MWh

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Realized
Settlement of oil contracts gain (loss)	$(2.1)	$1.0	$(1.8)	$(26.1)
Settlement of natural gas contracts gain (loss)	5.0	(2.6)	12.8	(6.3)
Total realized risk management gain (loss)	$2.9	$(1.6)	$11.0	$(32.4)

Unrealized
Oil contracts gain	$0.9	$6.3	$-	$5.8
Natural gas contracts gain (loss)	(4.1)	1.5	(2.9)	(1.6)
Total unrealized risk management gain (loss)	(3.2)	7.8	(2.9)	4.2
Risk management gain (loss)	$(0.3)	$6.2	$8.1	$(28.2)

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Unrealized
Electricity contracts loss	$(0.4)	$-	$(0.4)	$-
Total unrealized risk management loss	(0.4)	-	(0.4)	-
Risk management loss	$(0.4)	$-	$(0.4)	$-

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, supply cost risks and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022.

Alberta Wildfire impact

During the second quarter of 2023, the Company's financial results were impacted by wildfires in Northern and Central Alberta which resulted in the temporary shut-in of production during parts of May. The Company did not incur material damage to our PP&E from the wildfires.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Oil	$171.2	$164.2	$452.5	$541.1
NGLs	12.4	15.1	37.9	48.2
Natural gas	16.8	31.3	56.9	101.5
Production revenues	200.4	210.6	547.3	690.8
Processing fees	3.4	1.6	10.7	5.5
Oil and natural gas sales	203.8	212.2	558.0	696.3
Other income	2.1	1.8	5.2	4.9
Oil and natural gas sales and other income	$205.9	$214.0	$563.2	$701.2

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2021	80,753,516	$2,213.8
Issued pursuant to equity compensation plans (1)	1,688,694	8.1
Balance, December 31, 2022	82,442,210	$2,221.9
Issued pursuant to equity compensation plans (1)	205,463	0.5
Repurchase of common shares for cancellation	(2,891,135)	(24.9)
Balance, September 30, 2023	79,756,538	$2,197.5

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Pursuant to our return of capital initiative to our shareholders, in the first quarter of 2023 we received approval from the Toronto Stock Exchange for a normal course issuer bid ("NCIB"). Purchases under the NCIB will be subject to having $65 million of liquidity and complying with the terms of our current credit facilities. During the third quarter of 2023, the Company utilized the NCIB which resulted in 1,569,999 common shares being repurchased and canceled at an average price of $9.17 per share for total consideration of $14.4 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

Subsequent to September 30, 2023, the Company repurchased and cancelled an additional 712,500 common shares for total consideration of $8.0 million at an average price of $11.21 per share. Including these amounts, in 2023 the Company has repurchased and cancelled 3,603,635 common shares for total consideration of $32.9 million at an average price of $9.13 per share.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2023	2022	2023	2022
Basic	80.9	82.2	81.2	81.9
Dilutive impact (1)	2.1	2.3	2.1	2.3
Diluted	83.0	84.5	83.3	84.2

(1)
Includes impact of stock options and restricted share units.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

10. Share-based compensation

Restricted and Performance Share Unit plan ("RPSU plan")

Restricted Share Unit ("RSU") grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange ("TSX"). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period	874,130	1,167,351
Granted	939,990	537,225
Vested (1)	(536,965)	(784,514)
Forfeited	(27,072)	(45,932)
Outstanding, end of period	1,250,083	874,130

(1)
Vested RSUs in 2023 were settled in cash and in 2022 were settled in shares.

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Nine months ended September 30
	2023	2022
Average fair value of RSUs granted (per RSU)	$9.77	$10.57
Expected life of RSUs (years)	2.6	2.9
Expected forfeiture rate	0.1%	0.5%

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheet as the PSUs are settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

PSUs (number of shares equivalent)	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period	949,040	1,138,465
Granted	152,760	124,610
Vested	(291,710)	(181,018)
Forfeited	-	(133,017)
Outstanding, end of period	810,090	949,040

	As at
PSU liability	September 30, 2023	December 31, 2022
Current	$9.7	$5.2
Non-current	2.2	6.1
Total	$11.9	$11.3

Stock Option Plan

Obsidian Energy has a Stock Option Plan that allows the Company to issue options to acquire common shares (“Options”) to officers, employees, directors and other service providers.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

	Nine months ended September 30, 2023		Year ended December 31, 2022
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,274,672	$2.30	3,021,672	$1.56
Granted	188,780	9.81	156,400	10.64
Exercised	(205,463)	1.35	(903,400)	1.27
Outstanding, end of period	2,257,989	$3.01	2,274,672	$2.30
Exercisable, end of period	1,088,615	$2.02	749,498	$1.69

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Nine months ended September 30
	2023	2022
Average fair value of Options granted (per Option)	$6.34	$6.56
Expected volatility	82.4%	87.0%
Expected life of Options (years)	3.9	3.9
Expected forfeiture rate	0.2%	0.3%

Non-Treasury Incentive Award Plan (“NTIP”)

The NTIP allows Obsidian Energy to grant NTIP Restricted Awards to employees of the Company.

The NTIP obligation is classified as a liability on our Consolidated Balance Sheet as the NTIP restricted awards are settled in cash. The NTIP obligation fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the NTIP restricted awards vest.

NTIP Restricted Awards	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period	689,228	1,093,800
Granted	-	3,400
Vested	(333,707)	(363,871)
Forfeited	(14,474)	(44,101)
Outstanding, end of period	341,047	689,228

	As at
NTIP liability	September 30, 2023	December 31, 2022
Current	$3.1	$2.6
Non-current	0.1	1.8
Total	$3.2	$4.4

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plans is classified as a liability on our Consolidated Balance Sheet as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Deferred Share Units	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period	1,811,245	2,018,499
Granted	66,815	42,509
Exercised	-	(249,763)
Outstanding, end of period	1,878,060	1,811,245

	As at
DSU Liability	September 30, 2023	December 31, 2022
Current	$21.1	$16.6
Non-current	-	-
Total	$21.1	$16.6

At September 30, 2023, the Company had no outstanding DSUs that were redeemable.

Share-based compensation

Share-based compensation consisted of the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
DSUs	$6.6	$0.2	$4.5	$11.1
PSUs	5.3	2.0	5.8	8.6
NTIP	1.2	0.6	1.8	5.6
Cash settled share-based incentive plans	$13.1	$2.8	$12.1	$25.3

RSUs	$1.6	$0.9	$5.1	$2.5
Options	0.3	0.3	0.9	1.1
Equity settled share-based incentive plans	1.9	1.2	6.0	3.6
Share-based compensation	$15.0	$4.0	$18.1	$28.9

The share price used in the fair value calculation of the DSU, NTIP and PSU obligations at September 30, 2023 was $11.18 per share (2022 – $9.93).

11. Deferred income tax asset

	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$246.4	$-
Deferred income tax expense	(23.8)	-
Recognition of deferred income tax asset	-	246.4
Balance, end of period	$222.6	$246.4

The Company recorded a deferred tax asset in 2022, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

13. Government grants

The Company received grant allocations under the Alberta Site Rehabilitation Program (“ASRP”) beginning in 2020. The ASRP ended on December 31, 2022, however, costs were able to be submitted into 2023. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company's grants were adjusted by $0.4 million during the first nine months of 2023 (2022 – $15.6 million of grant utilization).

OBSIDIAN ENERGY THIRD QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16